SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                             FIRSTBANK CORPORATION
                                (Name of Issuer)


                       FIRSTBANK CORPORATION COMMON STOCK
                         (Title of Class of Securities)

                                  337-61G-104
                                 (CUSIP Number)

     Check the following box if a fee is being paid with this statement __X__. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).























CUSIP No. 337-61G-104              13G

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above Person

     FIRSTBANK CORPORATION

         38-2633910

2.   Check the Appropriate Box if a Member of a Group  (a) X
                                                       (b) __

3.   SEC USE ONLY

4.   Citizenship or place of Organization - MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER -                           29,595

6.  SHARED VOTING POWER -                        134,527

7.  SOLE DISPOSITIVE POWER -                      29,595

8.  SHARED DISPOSITIVE POWER -                   134,527

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON -                   164,122

10. CHECK IF THE AGGREGATE AMOUNT
    IN ROW (9) EXCLUDES CERTAIN SHARES-

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 -   11.2 %


12. TYPE OF REPORTING Person - HC


















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CUSIP No. 337-61G-104             13G

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of above Person

    BANK OF ALMA

    38-2633911

2.  Check the Appropriate Box if a Member of a Group  (a) X
                                                      (b) __

3.  SEC USE ONLY

4.  Citizenship or place of Organization - MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER -                      29,595

6.  SHARED VOTING POWER -                   134,527

7.  SOLE DISPOSITIVE POWER -                 29,595

8.  SHARED DISPOSITIVE POWER -              134,527

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON -              164,122

10. CHECK IF THE AGGREGATE AMOUNT
    IN ROW (9) EXCLUDES CERTAIN SHARES-

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 -   11.2 %


12. TYPE OF REPORTING Person - BK


















                                      -3-

ITEM 1 (a)    Name of Issuer:

         Firstbank Corporation

ITEM 1 (b)    Address of Issuer's Principal Executive Offices:

         311 Woodworth Avenue
         Alma, Michigan 48801

ITEM 2 (a)    Name of Persons Filing:

         Firstbank Corporation
         Bank of Alma

ITEM 2 (b)    Address of Principal Business Office:

         Firstbank Corporation
         311 Woodworth Avenue
         Alma, Michigan 48801

         Bank of Alma
         311 Woodworth Avenue
         Alma, Michigan  48801

ITEM 2 (c)    Citizenship:

         Firstbank Corporation is a Michigan business corporation.

         Bank of Alma is a Michigan banking corporation.

ITEM 2 (d)    Title of Class of Securities:

         Common Stock

ITEM 2 (e)    CUSIP Number: 337-61G-104

ITEM 3 If this statement is filed pursuant to Rules 13d-l(b) or 13d-l(b), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Act,

         (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act








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         (d) [ ]   Investment Company registered under Section 8 of
                   the Investment Company Act,

         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940,

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employment
                   Retirement Income Security Act of 1974 or
                   Endowment Fund; see 13d-l(b)(ii)(F),

         (g) [ ] Parent Holding Company, in accordance with Rule 13d-1 (b)(ii)(G); see Item 7,

         (h) [X]  Group, in accordance with Rule 13d-l(b)(l)(ii)(H).

ITEM 4   Ownership:

         Firstbank Corporation:

         (a)  Amount beneficially owned:    164,122 [shares]

         (b)  Percent of class:             11.2 %

         (c)  Number of shares to which such person has:

              (i)    sole power to vote or to direct the vote:   29,595


              (ii)   shared power to vote or to direct the vote:  134,527
























                                      -5-

              (iii)  sole power to dispose or to direct the
                     disposition of:   29,595

              (iv)   shared power to dispose or to direct the
                     disposition of:  134,527

         Shares beneficially owned by Firstbank Corporation include only shares owned by its subsidiary, Bank of Alma.

         Bank of Alma:

         (a)  Amount beneficially owned:    164,122 [shares]

         (b)  Percent of class:             11.2 %

         (c)  Number of shares as to which such person has:

              (i)    sole power to vote or to direct the vote:  29,595

              (ii)   shared power to vote or to direct the vote:  134,527

              (iii)  sole power to dispose or to direct the
                     disposition of:   29,595

              (iv)   shared power to dispose or to direct the
                     disposition of:     134,527

         The filing of this schedule shall not be construed as an admission or evidence that the person filing is, for any purposes, including the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this schedule.

ITEM 5   Ownership of Five Percent or Less of a Class:

         Not applicable.

ITEM 6   Ownership of More than Five Percent on Behalf of Another Person:

         The securities covered by this schedule are held in trust and other fiduciary capacities by Bank of Alma. The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities is held by various trusts, grantors, beneficiaries and customers, none of whom has such right or power with respect to more than five percent of the class of such securities.








                                      -6-
ITEM 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
         Company:

         See attached Exhibit 1.

ITEM 8   Identification and Classification of Members of the Group:

         See attached Exhibit 1.

ITEM 9   Notice of Dissolution of Group:

         Not applicable

ITEM 10  Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


         Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 11, 1995                              BANK OF ALMA


                                  By   /s/ John A. McCormack
                                       John A. McCormack
                                       President and Chief Executive
                                       Officer



                                  FIRSTBANK CORPORATION



                                  By   /s/ John A. McCormack
                                       John A. McCormack
                                       President and Chief Executive
                                       Officer





                                      -7-

                                   Exhibit 1

Identification of Subsidiary                     Item 3 Classification


Firstbank Corporation                            Parent Holding Company,
                                                 in accordance with Rule
                                                 13d- 1 (b)(ii)(G)

Bank of Alma                                     Bank, as defined in Section
                                                 3(a)(6)
                                                 of the Act










































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